JENNIFER M. GOODMAN

312-609-7732

jgoodman@vedderprice.com

February 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Balanced Fund
Registration Statement on Form N-14
(File No. 333-155864)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of the date hereof or as soon thereafter as practicable.

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Sincerely,

DWS BALANCED FUND		DWS INVESTMENTS DISTRIBUTORS, INC.

By:	/s/ Caroline Pearson	By:	/s/ Caroline Pearson
Name: Caroline Pearson Title: Assistant Secretary		Name: Caroline Pearson Title: Secretary